1700 One Leadership Square

211 North Robinson

Oklahoma City, Oklahoma 73102

405.272.5711 Phone

405.232.2695 Fax

www.cwlaw.com

Jeanette Timmons, Esq.	Direct Line: (405) 272-5745
Attorney at Law	Direct Fax: (405) 232-2695
jtimmons@cwlaw.com

June 2, 2010

Eric Envall

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BancFirst Corporation
Form 10-K for fiscal year Ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No. 000-14384

Dear Mr. Envall:

BancFirst Corporation (the “Company”) acknowledges receipt of the letter, dated May 28, 2010, from the staff of the Securities and Exchange Commission (the “Comment Letter”), relating to the above-referenced filings. Pursuant to my telephone conversation yesterday with Michael Seaman of your office, I am confirming the Company’s request for an extension of time to respond to the Comment Letter, in order to have sufficient time for review internally and by the Company’s advisors and auditors of the response to the Comment Letter. As discussed, the Company intends to submit its response to the Staff not later than June 21, 2010.

Thank you for your consideration in this matter. Please contact me at (405) 272-5745 should you require further information.

Very truly yours,

Jeanette C. Timmons
For the Firm

cc:	David E. Rainbolt, Chief Executive Officer
BancFirst Corporation